SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

CoLucid Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19716T101

(CUSIP Number)

Ford S. Worthy, Esq.

Pappas Ventures

2520 Meridian Parkway

Suite 400

Durham, NC 27713

(919) 998-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 19716T101	13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS A.M. Pappas Life Science Ventures III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,871,049 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,871,049 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,871,049 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.3% (See Items 5)*
14	TYPE OF REPORTING PERSON PN

*	Based upon 15,153,135 Shares outstanding as of November 10, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2015.

CUSIP 19716T101	13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS PV III CEO Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 116,317 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 116,317 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,317 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.8% (See Items 5)*
14	TYPE OF REPORTING PERSON PN

*	Based upon 15,153,135 Shares outstanding as of November 10, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2015.

CUSIP 19716T101	13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS AMP&A Management III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,987,366 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,987,366 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,987,366 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.1% (See Items 5)*
14	TYPE OF REPORTING PERSON OO

*	Based upon 15,153,135 Shares outstanding as of November 10, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2015.

CUSIP 19716T101	13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS Pappas Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,992,894 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,992,894 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,894 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.2% (See Items 5)*
14	TYPE OF REPORTING PERSON OO

*	Based upon 15,153,135 Shares outstanding as of November 10, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2015.

CUSIP 19716T101	13D	Page 6 of 11

1	NAMES OF REPORTING PERSONS Arthur M. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,992,894 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,992,894 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,894 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.2% (See Items 5)*
14	TYPE OF REPORTING PERSON IN

*	Based upon 15,153,135 Shares outstanding as of November 10, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2015.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.001 per share, of the Issuer (the “Common Stock”). The principal executive offices of the Issuer are located at 15 New England Executive Park, Burlington, Massachusetts 01803. This Amendment No. 1 amends and supplements the Schedule 13D of the Reporting Persons filed with the Securities and Exchange Commission on February 16, 2016. Except as specifically amended hereby and as previously amended by the Reporting Persons, the disclosure set forth in the Schedule 13D of the Reporting Persons remains unchanged.

Item 2. Identity and Background

(a) – (c) This Amendment No. 1 is being filed by A.M. Pappas Life Science Ventures III, LP, a Delaware limited partnership (“Pappas Ventures III”), PV III CEO Fund, LP, a Delaware limited partnership (the “CEO Fund” and together with Pappas Ventures III, the “Pappas Funds”), AMP&A Management III, LLC, a Delaware limited liability company (“AMP&A Management”), Pappas Capital, LLC, a North Carolina limited liability company, which changed its name from A. M. Pappas & Associates, LLC on October 1, 2015 (“Pappas”) and Arthur M. Pappas. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Due to its arrangements with the Pappas Funds, Pappas’ investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all shares owned by the Pappas Funds. Mr. Pappas is a member of the Issuer’s Board of Directors and is the sole managing member of Pappas. By virtue of these relationships, each of AMP&A Management, Pappas and Mr. Pappas may be deemed to beneficially own the Issuer’s Common Stock, par value $0.001 per share, owned directly by the Pappas Funds. The agreement between the Reporting Persons to file jointly (the “Joint Filing Agreement”) in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1.

The business address of each of the Reporting Persons is 2520 Meridian Parkway, Suite 400, Durham, North Carolina 27713.

The principal business of the Pappas Funds is investing in early-stage life science companies. The principal business of AMP&A Management is acting as the general partner of each of the Pappas Funds. The principal business of Pappas is to provide management services for venture capital funds. The principal business of Mr. Pappas is to serve as the sole managing member of Pappas, and he also serves as a member of the Issuer’s Board of Directors.

(d) – (e) During the past five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Arthur M. Pappas is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On January 12, 2015, prior to the time the Issuer was subject to registration under Section 12 of the Act, Pappas Ventures III acquired 13,623,197 shares, and the CEO Fund acquired 846,901 shares, of Series C Preferred Stock (the “Series C Stock”) at a purchase price of $0.20981325 per share for an aggregate purchase price of $3,036,018 in a private placement, of which $55,200 was paid through the conversion of existing debt. In addition, in connection with the purchase of the Preferred Stock, Pappas Ventures III obtained an additional 18,829,360 shares of Series A Preferred Stock (the “Series A Stock”) and 21,997,140 shares of Series B Preferred Stock (the “Series B Stock”), and the CEO Fund obtained an additional 1,170,640 shares of Series A Stock and 1,367,384 shares of Series B Stock. On March 20, 2015, Pappas acquired 224,990 shares of Common Stock upon the exercise of outstanding stock options held directly by it for an aggregate exercise price of $22,500. Effective as of April 17, 2015, the Issuer effected a 1-for-40.7 reverse split of its capital stock, resulting in Pappas Ventures III holding 334,722 shares of Series C Stock, 675,588 shares of Series B Stock (of which 540,470 shares were obtained on January 12, 2015) and 578,297 shares of Series A Stock (of which 462,637 shares were obtained on January 12, 2015), the CEO Fund holding 20,808 shares of Series C Stock, 41,996 shares of Series B Stock (of which 33,596 shares were obtained on January 12, 2015) and 35,953 shares of Series A Stock (of which 28,762 shares were obtained on January 12, 2015) and Pappas holding 5,528 shares of Common Stock.

The cash portion of the purchase price of the Series C Stock paid by Pappas Ventures III and the CEO Fund came from working capital.

On May 11, 2015, the closing date of the Issuer’s initial public offering:

(i)	the Series C Stock, Series B Stock and Series A Stock automatically converted on a one-for-one basis for no additional consideration into shares (the “Converted Shares”) of Common Stock of the Issuer; and

(ii)	Pappas Ventures III purchased an additional 282,440 shares, and the CEO Fund purchased an additional 17,560 shares, of the Issuer’s Common Stock from the underwriters pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the offering (the “Underwriters”). The purchase price per share of the additional shares was $10.00, for an aggregate purchase price of $3,000,000, and was paid from working capital.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes. Subject to, among other things, the Issuer’s business prospects, prevailing prices, and market conditions, the Reporting Persons may dispose of or purchase additional shares of Common Stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise. Except as set forth in Item 3 above and this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer

(a)-(b): As of the date of this Amendment No. 1:

(i) Pappas Ventures III directly owns, and has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 1,871,049 shares of Common Stock of the Issuer, which represents approximately 12.3% of the Issuer’s outstanding Common Stock;

(ii) CEO III directly owns, and has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 116,317 shares of Common Stock of the Issuer, which represents approximately 0.8% of the Issuer’s outstanding Common Stock;

(iii) AMP&A Management is acting as the general partner of each of the Pappas Funds, and has a management agreement with Pappas whereby Pappas provides management services for the Pappas Funds. Mr. Pappas is a member of the Issuer’s Board of Directors and is the sole managing member of Pappas. Consequently AMP&A Management, Pappas and Mr. Pappas may each be deemed to be the beneficial owner of any of the 1,992,894 shares of Common Stock (which represents 13.2% of the Issuer’s outstanding shares) owned directly by the Pappas Funds. Each of the Reporting Persons disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein; and

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, the Pappas Funds and certain other holders of the Issuer’s securities are party to that certain Second Amended and Restated Investors’ Rights Agreement, dated January 12, 2015 (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement grants to the Pappas Funds and the other holders party thereto certain rights that include demand registration rights, piggyback registration rights and Form S-3 registration rights as more fully described in such agreement.

In connection with the Issuer’s initial public offering, the Pappas Funds entered into a letter agreement (the “Lock-Up Agreement”) in May 2015 with the Issuer and the Underwriters, pursuant to which the Pappas Funds agreed to refrain from taking certain actions relating to transfers of the Issuer’s shares for 180 days following the initial public offering, as described in the Issuer’s final prospectus related to such offering filed with the Securities and Exchange Commission on May 6, 2015 pursuant to Rule 424b(4) of the Act (Registration No. 333-203100). The Lock-Up Agreement has since expired pursuant to its terms.

Arthur M. Pappas, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by law and the Issuer’s certificate of incorporation, including indemnification against expenses and liabilities incurred in legal proceedings to which Mr. Pappas was, or is threatened to be made, a party by reason of the fact that he is or was a director of the company, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the company.

The descriptions contained in this Amendment No. 1 of the Investors’ Rights Agreement, the Lock-Up Agreement and the Indemnification Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7. Material to Be Filed as Exhibits

1.	Amended and Restated Investor Rights Agreement dated as of January 12, 2015 (incorporated by reference to Exhibit 4.2 of Form S-1 Registration Statement of CoLucid Pharmaceuticals, Inc., filed March 30, 2015 (File No. 333-203100)).

2.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 of Form S-1 Registration Statement of CoLucid Pharmaceuticals, Inc., filed March 20, 2015 (File No. 333-203100)).

3.	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 of Form S-1 Registration Statement of CoLucid Pharmaceuticals, Inc., filed March 30, 2015 (File No. 333-203100)).

4.	Joint Filing Agreement, dated February 26, 2016, among A.M. Pappas Life Science Ventures III, LP; PV III CEO Fund, LP; AMP&A Management III, LLC; Pappas Capital, LLC; and Arthur M. Pappas.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2016

A.M. PAPPAS LIFE SCIENCE VENTURES III, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

PV III CEO FUND, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

AMP&A MANAGEMENT III, LLC

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

PAPPAS CAPITAL, LLC

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner

ARTHUR M. PAPPAS

By:	/s/ Arthur M. Pappas
	Name:	Arthur M. Pappas

EXHIBIT INDEX

Exhibit 1	Amended and Restated Investor Rights Agreement dated as of January 12, 2015 (incorporated by reference to Exhibit 4.2 of Form S-1 Registration Statement of CoLucid Pharmaceuticals, Inc., filed March 30, 2015 (File No. 333-203100)).

Exhibit 2	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 of Form S-1 Registration Statement of CoLucid Pharmaceuticals, Inc., filed March 20, 2015 (Rile No. 333-203100)).

Exhibit 3	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 of Form S-1 Registration Statement of CoLucid Pharmaceuticals, Inc., filed March 30, 2015 (File No. 333-203100)).

Exhibit 4	Joint Filing Agreement, dated February 26, 2016, among A.M. Pappas Life Science Ventures III, LP; PV III CEO Fund, LP; AMP&A Management III, LLC; Pappas Capital, LLC; and Arthur M. Pappas.